

April 28, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
8500 South East Jayhawk Drive
P.O. Box 320
Riverton, Kansas 66770

Re: **UTEC, Inc.**
        Form 10
        Filed on: March 31, 2008
        File No.: 001-34014

Dear Mr. Villamagna:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Since it does not appear that you intend to list your securities with a national securities exchange and the Form 10 cover page reflects that you are registering your common stock under Section 12(g), we are uncertain why you filed your Form 10 under Section 12(b) of the Exchange Act. Please advise. If you intended to file under Section 12(g) of the Exchange Act, please withdraw this registration statement and file a new Form 10 under Section 12(g). Note that you can not amend an existing registration statement to change the section of the

Exchange Act under which you are registering.

2. We note that you have filed as an exhibit a legal opinion relating to, among other things, the authorization, issuance and sale of common stock issued pursuant to the registration statement on "Form 10 under the Securities Act of 1933." This exhibit suggests that you are attempting to register the sale of securities. Note that the registration of a sales transaction would proceed under the Securities Act of 1933 and the forms thereunder, such as Form S-1. By filing a Form 10, you are registering a class of securities under the Securities Exchange Act of 1934, not a sales transaction. Please tell us your intentions regarding the securities or transactions you are registering, and ensure that you select the correct form.

Description of Business

General

3. Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

4. You seem to use the terms "Company" and "UTEC" interchangeably which makes disclosures in this section confusing and somewhat difficult to understand. Based on the information provided in Note 1 to the consolidated financial statements, under the "Business activity" discussion, please clarify here that from inception until the January 2007 acquisition you were a developmental stage company without any operations and that the business is solely the business of your subsidiary. Given your subsidiary's 30-year operating history, please include a brief discussion of this history including when the business started, how it evolved and who the predecessors of the business were.

Corporate History

5. Your disclosure states that "the Company entered into an agreement with Energetic Systems Inc., LLC to acquire all the issued and outstanding shares of UTEC Corporation in exchange for 22,500,000 common shares and 20,000 preferred shares of the Company." Also, in note 1(a) of the notes to consolidated financial statements, you say, "the Company purchased 100% of the shares of UTEC Corporation, Inc for a total consideration of 22,500,000 of the company's par value $0.001 common shares and 20,000 of the company's par value $0.001 preferred shares." Given your disclosures, we are unclear as to nature of the transaction to combine Energetic Systems and UTEC, Inc. Please supplementally

tell us and revise your document to disclose whether the common shares of
Energetic Systems were exchanged for the common shares of UTEC, Inc. If so,
please tell us the number of shares exchanged by each party, the percentage
ownership represented by the shares exchanged, which party represents the
acquirer, how such determination was made, how this transaction is accounted for
in your historical financial statements and the authoritative literature you relied
on.

6. Please revise your disclosure to more clearly disclose the relationship among the
entities. For example, describe the relationships among Energetic Systems, Inc.,
UTEC, Inc. and Messrs. Villamagna and Taylor. Also add a diagram in this
section that depicts your current organizational structure, including the separate
business units held by your subsidiaries. The diagram should also show the
relationship among the company and its affiliates, such as Energetic Systems.

Business of Issuer

7. You use a significant amount of technical jargon that is difficult to understand.
Please revise this entire section to discuss your business more clearly. For
example, define terms such as exothermic and PRUF.

8. Please expand and clarify your discussion about your business activities. In the
second paragraph of your Business activity discussion in Note 1 of your
consolidated financial statements, you state that the company's business "is to
offer state of the art testing and analysis to clients worldwide" and that you are "a
leader in the commercial explosives technology including development, analysis,
testing and manufacturing."

- Please describe in the Business section the type of testing and analysis you
offer, how your services are typically retained and the principal market or
markets for your services.

- In accordance with Item 101(h)(4) of Regulation S-K, in each of your
business unit discussions, please clearly identify and disclose, among others:
  - the principal end products that you research, develop and/or
manufacture;
  - which of your products are already in the market (from which you are
currently generating revenues) and which are in the development stage
and the expected market availability date;
  - your products' level of market acceptance; each major market where
your products are sold and where your services are provided;
  - the methods of distribution; your competitive position in the industry

and the methods of competition;

o   sources and availability of raw materials, including significant suppliers to the business;

o   your licensing business; and

o   the effect of the government regulation on your business.

9. We note several news articles regarding your fabrication of two full scale BETA waste destruction units and new contractual arrangements with a major chemical supplier in India. If material, please describe these events in greater detail and file any related contracts as exhibits as required by Item 601(b)(10) of Regulation S-K.

10. Given that in your business you test and manufacture explosives and handle hazardous waste, in accordance with Item 101(h)(4)(xi) of Regulation S-K please discuss the cost and effect of compliance with environmental laws, in particular as it relates to the waste destruction business. Further, please tell us what consideration you have given to discussing the impact that compliance with laws and regulations related to employee safety may have on your business.

11. We note that in the fourth paragraph of the Assets discussion in the MD&A section, you refer to the company's portfolio of intellectual property. In accordance with Item 101(h)(4)(vii) of Regulation S-K, in addition to the Ceramatec license agreement, please disclose the company's intellectual property material to the business and its duration. Also clarify your disclosure where you discuss "patented technology" by describing the technology.

12. You identify yourself as a research and development company and in your Expenditures discussion in the MD&A section you disclose that in 2007 you spent $519,000 in research and development. In accordance with Item 101(h)(4)(x) of Regulation S-K please include here a discussion about the cost of your R&D activities during the last two years and whether this cost or a portion thereof is passed to your customers. Also disclose whether you own the research and testing facilities or whether these facilities are operated by your customers, licensees or third parties.

Energetic Materials Business Unit

Marketplace

13. We note the language which identifies your customers as the "top two" in the world or "major" producers. We further note your Concentrations discussion in subsection (i) of Note 1 to the consolidated financial statements. To the extent

that you are dependant on a few major customers, please disclose that information in accordance with Item 101(h)(4)(vi) of Regulation S-K.

<u>Hazardous Chemicals & Biological Waste Destruction</u>

14. Please expand your disclosure about the Ceramatec contract to include a short discussion of other material provisions of this contract, such as the minimum purchase requirements which affect the exclusivity of the license granted to you.

<u>Management Discussion and Analysis</u>
<u>General</u>

15. You disclose that "2007 was the first year of operations for UTEC, Inc." However, it appears to us, given your disclosure in "Business of Issuer," that Energetic Systems may be the predecessor entity for UTEC. Please confirm this and revise your disclosures, accordingly, including providing discussion of the year-to-year comparisons of your results of operations.

<u>Liquidity and Capital Resources</u>

16. Please expand your discussion to address the reasons for your negative working capital at December 31, 2007. In this regard, please also disclose any trends that you anticipate will result in your liquidity increasing or decreasing in a material way in the next twelve months. Please also disclose the continuing availability of advances from Energetic Systems, Inc., LLC as discussed in footnote 5 of your financial statements.

17. Please describe the credit facility provided by a shareholder, including the name of the lender, the interest rate, the principal amount of the loan outstanding, and any accrued and unpaid interest.

18. If the company is unsuccessful in raising public funding, please disclose the company's ability to continue its business operations in the next 12-month period.

<u>Security Ownership of Certain Beneficial Owners and Management</u>

19. In accordance with Item 403(b) of Regulation S-K, the beneficial ownership of the officers and directors must be disclosed on an individual and group basis. Please revise accordingly.

<u>Directors, Officers, Promoters, Control Persons</u>

20. We note that you have not provided the dates of employment for some of your officers and directors. Please revise the business experiences for each officer and

director by disclosing their dates of employment for the past five years.

Executive Compensation

Summary Compensation Table

21. In accordance with Item 402(o)(1) of Regulation S-K, please include a discussion regarding the agreement with Redstone Management and file the agreement as an exhibit to the Form 10. We note your disclosure in subsection (b) of Note 5 of your consolidated financial statements.

22. Please clarify why the options disclosed in the Options table are not included in the Summary Compensation Table under the "Options Awards" column.

Options

23. In accordance with Item 402(r) of Regulation S-K, director compensation should be set forth on a separate table. Please revise your disclosures accordingly.

24. Please see Instruction to Item 402(p)(2) with respect to the information required to be included in the footnotes to the table. Please revise the table accordingly and indicate whether the options were issued under the company's Consultant and Employee Stock Option and Award Plan.

Certain Relationships and Related Transactions

25. Please include in this section all the related party disclosures included in Note 5 to your consolidated financial statements. Also file any agreements as exhibits.

26. Please provide the information required by Item 407(a) of Regulation S-K relating to director independence.

Market Price of and Dividends on the Registrant's Common Equity and Other Member Matters

27. To the extent that there is no established market for your stock, please disclose in accordance with Item 201(a)(1)(i) of Regulation S-K.

28. In accordance with Item 201(b)(2) of Regulation S-K, please disclose the number of holders of each class of stock as of the latest practicable date.

29. Please revise your disclosures to provide information in accordance with Items 201(c) and (d) of Regulation S-K.

Recent Sales of Unregistered Securities

30. In accordance with Item 701(d) of Regulation S-K, please disclose the section(s) of the Securities Act of 1933 or the rule(s) of the Commission under which you have claimed exemption from registration of the securities disclosed in this section, as well as provide the factual basis for each claimed exemption.

31. We note that in Exhibit G to the Sale and Acquisition Agreement (Exhibit 2.1) we note that Messrs. Pickett and Zafrani were issued respectively 2,500,000 and 25,000 shares of common stock. Please include Item 701 disclosure regarding these issuances.

Exhibits

32. Please file the following exhibits:

   - If material, the technical services contract with Hallowell Manufacturing LLC.
   - All amendments to the articles of incorporation as currently in effect, including the amendments changing the company name to UTEC, Inc. and designating shares of Preferred Stock.
   - The Consultant and Employee Stock Option and Award Plan.

Audited Financial Statements

General

33. Please be advised that should your transaction reflect a reverse recapitalization, such that Energetic Systems merged with UTEC, a shell or dormant company, then the historical financial statements of the accounting acquirer become the historical financial statements of the registrant. In addition, the accounting acquiree should be accounted for as having been acquired at book value, with no goodwill or other intangible assets recorded, as of the date of the reverse acquisition. Pleas advise or revise your document accordingly.

34. It appears from your disclosures that you may have three reportable segments: Energetic Materials, Specialty Chemicals & Raw Materials, and Hazardous Chemicals & Biological Waste Destruction. In this regard, please revise your document to provide segment disclosures as required by SFAS 131.

35. It appears from your disclosures that common shares were issued pursuant to employee stock grants. In this regard, please revise your document to provide the disclosures as required by SFAS 123(R).

Consolidated Balance Sheet

36. Please revise your document to present your audited balance sheets for two fiscal years as required by Rule 8-02 of Regulation S-X.

Comparative Consolidated Statements of Stockholders' Equity

37. Please be advised that should your transaction reflect a reverse acquisition, all share and per share disclosures throughout the filing should be retroactively restated for the January 2007 recapitalization in a manner similar to a stock split. In this regard, we believe that the equity of UTEC prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the shares received by Energetic Systems in the merger. Refer to SAB Topic 4C for guidance.

38. Your consolidated statement of stockholders' equity indicates that your received a capital contribution by a shareholder for consulting services. It appears to us that this represents a non-cash financing activity. In this regard, please revise your consolidated statements of cash flows to reflect this transaction.

39. We note your issuance of 900,000 common shares for services performed, which we assume includes shares issued for the patent. In this regard, please supplementally tell us:

   - the nature of the other services that were provided;
   - how many shares were issued for the patent and each of the other services provided;
   - how you accounted for each of these transactions and the authoritative literature you used; and
   - why the common shares issued for the patent appear to be valued at $0.08 per share while the common shares issued for the other services appear to be valued at $0.45 per share.

Note 2 – Acquisitions

(b) Purchase Price

40. Your disclosure states that consideration for the UTEC Corporation acquisition included 10,000 preferred shares. However, note 1(a), and elsewhere in your

Form 10, says that the consideration included 20,000 preferred shares. Please revise your document accordingly.

Note 6 – Intangible Assets

41. Please tell us what consideration you have given to classifying the prepaid ground lease separately from your intangible assets.

Note 11 – Subsequent Events

42. Your disclosure states that, "option awards were granted with an exercise price of $0.25 per share, but not less than 70% of the fair market value on the date of grant March 26, 2008." However, it appears that the exercise price is, in fact, less than 70% of the fair value of the shares on March 26, 2008. Please advise or revise your document accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dale Welcome, Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James Parsons (via facsimile @ (425) 451-8568)
        Parsons/Burnett/Bjordahl LLP